FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                            Report of Foreign Issuer


                                 30 April, 2008


                                File no. 0-17630


                               Additional Listing



                           CRH public limited company
                           Belgard Castle, Clondalkin,
                               Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).





Enclosure: Additional Listing




CRH plc ("the Company")

30th April 2008


2007 FINAL DIVIDEND - SCRIP ALTERNATIVE


CRH plc announces that, under the Company's Scrip Dividend Scheme, 35.38% of its Ordinary Shareholders elected to receive shares in lieu of cash in respect of all or part of their Final Dividend for 2007 to be paid on 12th May 2008.

As a result, a total of 893,242 Ordinary Shares of EUR0.32 each have been allotted. An application will be made for admission of the New Shares to (a) the Official Lists of the Irish Stock Exchange and the UK Listing Authority and
(b) trading on the Main Market of the Irish Stock Exchange and the London Stock Exchange's market for listed securities. Dealing in the New Shares is expected to commence on Monday, 12th May 2008.




Enquiries:

Contact
Angela Malone
Company Secretary
Tel: 00 3531 6344 340




                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  30 April, 2008



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director